SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-19532

NOTIFICATION OF LATE FILING

(Check One):	☒ Form10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

For Period Ended:	December 31, 2002

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRATION INFORMATION

Full name of registrant American HomePatient, Inc.

Former name if applicable   Diversicare Inc.

Address of principal executive office (Street and number)   5200 Maryland Way, Suite 400

City, state and zip code   Brentwood, Tennessee 37027

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Registrant’s annual report for the year ended December 31, 2002 cannot be filed within the prescribed time period due to delays in completing the necessary preparation of the Registrant’s financial statements and providing such information to the Registrant’s audit committee and independent auditors in time to allow for them to fulfill their responsibilities. Impacting this delay has been the Registrant’s efforts in restating its results of operations for the year ended December 31, 2001 and related quarters, and the first and second fiscal quarters of 2002, as previously announced by the Registrant. This delay could not have been eliminated by the Registrant without unreasonable effort or expense. The Registrant expects to file its annual report on Form 10-K on or before the 15th calendar day following the prescribed due date for the Form 10-K.

PART IV
OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification.

Marilyn O’Hara	615	221-8884

(Name)	(Area Code)	(Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes    ☒ No

     Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In the first six months of 2002, the Company reported a net loss of $67.8 million compared to a net loss of $8.7 million for the same period in 2001. The Company anticipates recording a net loss of $2.4 million for the third quarter ended September 30, 2002 and net income of $8.2 million for the fourth quarter ended December 31, 2002. The Company anticipates restating its financial results for each of the quarters of 2001 and for the first and second quarters of 2002 to correct certain errors. The Company anticipates recording a restated net loss for the year ended December 31, 2001 in the amount of $12.9 million compared to an originally reported net loss of $11.5 million. The Company anticipates reporting a net loss of $61.2 million for the twelve months ended December 31, 2002. The net loss for 2002 includes a cumulative effect of change in accounting principle of $68.5 million recorded in the first quarter of 2002 associated with the Company’s adoption of Statement of Financial Standards No. 142.

American HomePatient, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2003	By:	/s/ Marilyn O’Hara Marilyn O’Hara Executive Vice President and Chief Financial Officer